UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-42397
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
Colony Bankcorp, Inc. 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
Colony Bankcorp, Inc.
2900 Old Dawson Road
Albany, Georgia 31721

COLONY BANKCORP, INC. 401(k) PLAN CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants
Colony Bankcorp, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Colony Bankcorp, Inc. 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

Albany, GA
June 27, 2025

2911 MEREDYTH DRIVE • POST OFFICE BOX 71549 • ALBANY, GEORGIA 31708-1549 • 229-446-3600 • FAX 229-446-3664 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

COLONY BANKCORP, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
Assets

Investments at fair value	$29,672,327	$23,033,035
Investment at contract value	3,833,720	4,531,152
	33,506,047	27,564,187

Receivables
Employer’s contribution	83,709	55,887
Participants’ contributions	91,175	89,073
Notes receivable from participants	626,725	480,248
	801,609	625,208
Total assets	34,307,656	28,189,395

Net Assets Available for Benefits	$34,307,656	$28,189,395

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2024

Additions
Investment income
Net appreciation in fair value of investments	$3,707,235
Interest and dividends	596,551
4,303,786

Interest income on notes receivable from participants	46,246

Contributions
Employer	1,837,314
Participants	2,942,423
Rollovers	445,591
5,225,328

Total additions	9,575,360

Deductions
Benefits paid to participants	3,240,412
Deemed distributions of loans	59,205
Administrative expenses	157,482
Total deductions	3,457,099

Net increase	6,118,261

Net assets available for benefits
Beginning of year	28,189,395
End of year	$34,307,656

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(1) Description of Plan

The following description of the Colony Bankcorp, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the exclusive benefit of eligible employees of Colony Bankcorp, Inc. (the Company) and their beneficiaries. Employees are eligible to make elective employee deferred contributions after completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax compensation, as defined in the Plan, or the maximum allowable by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an automatic enrollment provision whereby all newly-eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation, with a 1 percent increase each March 1 for a maximum automatic elective deferral contribution of 10 percent and their contributions invested in a designated balanced fund until changed by the participant. The Company may make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective deferrals. To be eligible for the Company matching contribution, participants must be 18 years of age and complete one month of service. The Company may also make a discretionary nonelective contribution to the Plan in an amount that will be determined each year. To be eligible for the Company nonelective contribution, employees must be 18 years of age, have one year of service with completion of 1,000 hours of service, and be employed on the last day of the Plan year. Employees may also share in the Company nonelective contribution for the year if they terminate employment due to death, disability, or attainment of normal retirement age. The Company did not make a nonelective contribution for 2024 or 2023. Contributions are subject to certain limitations.

Employees are eligible for employer matching contributions after 30 days of service. The Plan provides for a safe harbor matching contribution of 100 percent of the first 4 percent of the employee's contribution and 50 percent of the next 2 percent of the employee's contribution for a total employee contribution of 6 percent in order to receive the whole Company match of 5 percent.

Employees may elect to designate all or any portion of elective deferral contributions as Roth elective deferral contributions.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and qualified rollover contributions, and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals, distributions and allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific transactions, as defined. The participant is entitled to a benefit equal to his or her vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the employer’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants vest in employer contributions 20 percent after two years of service, 40 percent after three years of service, 60 percent after four years of service, 80 percent after five years of service. A participant is 100 percent vested after 6 years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Loan terms generally may not exceed five years. However, if the loan is used for the purchase of the principal residence of the participant, the Plan administrator may permit a longer repayment term. The loan interest rate is set at 1 percent over the prime rate published in the Wall Street Journal on the first business day of the month the loan is originated. Scheduled principal and interest payments are paid through payroll deductions.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account or periodic installments over a period of years not exceeding the normal joint life expectancy of participant and spouse, if applicable.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance from eligible accounts, as defined by the Plan. In accordance with the Internal Revenue Code (the IRC), benefits withdrawn prior to age 59½ may be subject to additional taxes.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Forfeited Accounts

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits from the contributions under the Plan. These forfeited amounts will be held in a money market fund and used to pay reasonable Plan expenses first, then allocated to reduce future employer contributions. As of December 31, 2024 and 2023, forfeited nonvested accounts totaled $12,425 and $8,102, respectively. There was $9,975 in forfeitures used to reduce the employer contributions as well as $45,660 in forfeitures used to reduce administrative expenses in 2024.

Investment Options and Investments

Participants direct the investment of all contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2024, the Plan offered diversified investments in various mutual funds, the Company's common stock, one real estate securities separate account and one guaranteed fixed annuity account as investment options for participants.

(2) Summary of Significant Accounting Policies

The accounting policies of the Plan are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The following describes the more significant of those policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the trustees and investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. For notes receivable from participants, the portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Contributions Income

The Plan records employer and employee contributions receivable when compensation is paid and deferrals are withheld. The Plan adopted ASC 326, Financial Instruments - Credit Losses, effective January 1, 2023, using the modified retrospective method. In accordance with ASC 326, no allowance for credit losses has been recorded at December 31, 2024, as employer and employee contributions receivable have never historically incurred losses and current conditions and supportable forecasts show zero risk of nonpayment.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related maintenance fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Events Occurring After Reporting Date

Plan management has evaluated events and transactions that occurred between December 31, 2024 and the issuance of the report for possible recognition or disclosure in the financial statements.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(3) Group Annuity Contract with Principal Life Insurance Company

The Plan entered into a traditional fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal Life) totaling $3,833,720 and $4,531,152 at December 31, 2024 and 2023, respectively. Principal Life maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Principal Life is contractually obligated to repay the principal and the specified interest rate guaranteed to the Plan. The crediting rate is a composite weighted average of underlying guarantees provided in the contract and will not be less than 0 percent. Each underlying guarantee is in effect for its full maturity. The composite rate is reset semiannually based on the changing weighted average of the underlying guarantees and applies prospectively.

The contract provides for benefit payments at book value (i.e., no market value adjustments or surrender charge adjustments) for withdrawals due to retirement, termination of employment, disability, loans, plan termination or death, including participant-directed transfers. Participant investment transfers to noncompeting investment options have no restrictions. Direct participant investment transfers to competing Plan investment options are not allowed. Indirect participant transfers to competing Plan investment options will generally be subjected to an equity wash. An equity wash generally requires that transfers must be directed to a noncompeting investment option under the Plan for 90 days before such transferred amounts may be directed to any competing Plan investment option available under the Plan. Competing Plan investment options include other guaranteed investment options or a stable value, money market or other short-term fixed income investment option.

The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the Plan. Contract value as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value as of December 31, 2024 and 2023 equals fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. There are no reserves against contract value for credit risk of the contract issuer. There are no unfunded commitments associated with the contract.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, and (3) premature termination of the contract. A surrender charge of 10 percent is assessed on all withdrawals by the Company and transfers by the Company in excess of 20 percent of the accumulated Company’s withdrawal and transfer percentage as of the date of the withdrawal transfer. The surrender charge is deducted from any amounts withdrawn or transferred by the Company unless paid by the Company. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Principal Life and that also would limit the ability of the Plan to transact at contract value with the participants.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

In addition, certain events and circumstances allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events and circumstances include (1) Plan amendments that operate in a manner that would materially and adversely affect the terms or operation of the contract, (2) announcement by Principal Life that the contract will no longer establish new guaranteed interest balances, and (3) there are no guaranteed interest balances that have been established that are accepting deposits.

(4) Fair Value Measurements

FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Common stock: The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”),     and its value is based on a quoted market price qualifying it as a Level 1 investment

Mutual funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Pooled separate accounts: Pooled separate accounts invest in registered mutual funds or collective investment trusts. The separate account owns and holds the underlying mutual fund or collective trust shares which are valued daily at their net asset value (“NAV”). The separate account is valued at its

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

accumulation unit value (“AUV”) determined daily based on the NAV of shares of the underlying fund, the fund’s dividends, and the contract’s separate account charges. The AUV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported AUV. Participant transactions (purchases and sales) may occur daily. There are no participant or Plan redemption restrictions for these investments, and there are no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Mutual funds	$21,076,408	$—	$—	$21,076,408
Investment measured at practical expedient (a)	—	—	—	75,315
Common stock	8,520,604	—	—	8,520,604
Total Investments at Fair Value	$29,597,012	$—	$—	$29,672,327

December 31, 2023
Mutual funds	$17,255,832	$—	$—	$17,255,832
Investments measured at NAV practical expedient (a)	—	—	—	61,145
Common stock	5,716,058	—	—	5,716,058
Total Investments at Fair Value	$22,971,890	$—	$—	$23,033,035

(a)    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes the investments measured using the NAV practical expedient as of December 31, 2024 and 2023. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2024	2023	Unfunded	Redemption	Redemption
	Fair Value	Fair Value	Commitments	Frequency	Notice Period
Pooled Separate Account	$75,315	$61,145	None	Daily	1 Day

The Plan recognizes transfers of assets into and out of fair value hierarchy levels as of the date an event or change in circumstances causes the transfer. There were no transfers among levels in the years ended December 31, 2024 and 2023.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(5) Income Tax Status

In December 2019, the Plan adopted the Principal Financial Group 401(k) Volume Submitter Plan. The volume submitter plan sponsor, Principal Life Insurance Company, has received a favorable opinion letter from the IRS which states that is volume submitter plan, in form, meets the requirements of Section 401(s) of the IRC, and therefore, is tax-exempt under the provision of Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Party-in-Interest Transactions

Certain Plan investments are managed by Principal Trust Company. Principal Trust Company is the trustee as of December 31, 2024 and 2023 and therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2024 and 2023, the Plan held shares of Colony Bankcorp, Inc. common stock with a current value of $8,520,604 and $5,716,058, respectively. The Plan also held notes receivable from participants with interest rates ranging from 4.25% to 9.50% with a current value of $626,725 and $480,248 as of December 31, 2024 and 2023, respectively.

(7) Excess Participant Contributions Payable

The Plan is a 401(k) Safe Harbor Plan for Plan year 2024 and satisfies both the Average Deferral Percentage (ADP) and Average Contribution Percentage (ACP) Tests. Therefore, there were no excess contributions recorded as of December 31, 2024 and 2023.

(8) Plan Termination

Although it has not expressed any intent to do so, Colony Bankcorp, Inc. has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate risk, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE
(SEE INDEPENDENT AUDITOR’S REPORT)

COLONY BANKCORP, INC. 401(k) PLAN
EIN: 58-1492391 PLAN NUMBER 002
FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(A)	(B)	(C)	(D)	(E)
*	Identity of issuer or similar party	Description of assets	Cost **	Current value
	Fixed Annuity
*	Guaranteed Option	Fixed annuity		$3,833,720

	Mutual Funds
	BlackRock Liquidity Funds Ins FedFd	Mutual fund		29,650
	BlackRock iShares US Agg Bond	Mutual fund		1,872,334
	Fidelity Adv Total Bond Z	Mutual fund		1,825,853
	Fidelity Frdm Idx Inc Ins Prem	Mutual fund		527
	Fidelity Frdm Idx 2010 Ins Pre	Mutual fund		1,734
	Fidelity Frdm Idx 2015 Ins Pre	Mutual fund		18,230
	Fidelity Frdm Idx 2020 Ins Pre	Mutual fund		78,679
	Fidelity Frdm Idx 2025 Ins Pre	Mutual fund		143,791
	Fidelity Frdm Idx 2030 Ins Pre	Mutual fund		181,502
	Fidelity Frdm Idx 2035 Ins Pre	Mutual fund		208,024
	Fidelity Frdm Idx 2040 Ins Pre	Mutual fund		591,331
	Fidelity Frdm Idx 2045 Ins Pre	Mutual fund		129,525
	Fidelity Frdm Idx 2050 Ins Pre	Mutual fund		156,265
	Fidelity Frdm Idx 2055 Ins Pre	Mutual fund		98,866
	Fidelity Frdm Idx 2060 Ins Pre	Mutual fund		124,821
	Fidelity Frdm Idx 2065 Ins Pre	Mutual fund		82,624
	Vanguard LifeStrategy Mod Fr Inv Fd	Mutual fund		216,387
	Fidelity 500 Index Fund	Mutual fund		2,899,217
	JP Morgan Equity Income R6 Fd	Mutual fund		2,119,213
	T. Rowe Price BI Chip Gr I Fd	Mutual fund		3,736,912
	Allspring Spec M Cap Value R6	Mutual fund		558,933
	BlackRock Mid Cap Gr Eq K Fd	Mutual fund		584,862
	Fidelity Mid Cap Index Fund	Mutual fund		784,064
	Fidelity Small Cap Index Fund	Mutual fund		686,985
	JP Morgan Undisc Mgrs Behav Value R6	Mutual fund		551,547
	ClearBridge Small Cap Gr IS Fund	Mutual fund		389,772
	American Funds NewWorld R6	Mutual fund		956,247
	MFS Research Intl R6 Fund	Mutual fund		975,984
	Vanguard Dev Mkts Index Adm Fd	Mutual fund		1,072,529

	Total Mutual Funds			21,076,408

	Employer Stock Fund
*	Colony Bankcorp, Inc.	Common Stock	-0-	8,520,604

	Pooled Separate Account
*	Principal Real Estate Investment	Real estate securities separate account		75,315

*	Participant Loans	4.25% - 9.50% Interest Rates, Maturing at Various Dates through December 2029		626,725
				$34,132,772
*    Party-in-Interest.
** All funds are participant-directed investments. Cost amounts are not required for participant-directed funds.

Index to Exhibits

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - Mauldin and Jenkins, LLC.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Colony Bankcorp, Inc. 401(k) Plan

/s/ T. Heath Fountain
T. Heath Fountain
Chief Executive Officer

June 27, 2025